Energy Fuels Announces Closing of Copper King Transaction

Toronto, Ontario and Lakewood, Colorado – July 2, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce the closing of the previously announced transaction whereby the Company has created a strategic joint venture to facilitate the future development or sale of the Copper King gold/copper project in Wyoming. As previously announced, the Company has contributed the Copper King Project to CK Mining Corp. (“CK Mining”), a newly formed private company, in consideration of cash and newly issued common stock of CK Mining, representing 50% of its issued and outstanding shares after giving effect to such issuance. A private investor group with extensive experience in developing gold projects and building mining companies will hold the other 50% of CK Mining. The Company entered into this transaction in order to realize the significant expected benefits of the project’s future development or sale.

Stephen P. Antony stated: “We are pleased to close this transaction as a part of our asset rationalization efforts. The Copper King Project is a highly prospective gold and copper project in Wyoming, which is a supportive mining jurisdiction. Entering into this strategic venture with our new business partners allows Energy Fuels to maximize the expected benefits of this excellent project, while at the same time adding cash to our treasury.”

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the ability to realize the expected benefits of retaining an interest in the CK Mining Corp. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with not closing the sale, including failure to obtain all required regulatory approvals, the expected cost savings from the sale and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com